UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PREVAIL THERAPEUTICS INC.

(Name of Subject Company)

PREVAIL THERAPEUTICS INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74140Y101

(CUSIP Number of Common Stock)

Asa Abeliovich, M.D., Ph.D.

President and Chief Executive Officer

Prevail Therapeutics Inc.

430 East 29th Street, Suite 1520

New York, New York 10016

(917) 336-9310

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Raymond O. Gietz Matthew J. Gilroy Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000	Christopher D. Comeau Tara M. Fisher Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company is Prevail Therapeutics Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 430 East 29th Street, Suite 1520, New York, New York 10016, and the telephone number of its principal executive offices is (917) 336-9310.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Shares”). As of December 14, 2020, there were 34,248,033 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Tyto Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the outstanding Shares in exchange for (i) $22.50 per Share, net to the seller in cash, without interest and less any applicable tax withholding (the “Closing Amount”), plus (ii) one non-tradeable contingent value right (each a “CVR”), which represents the contractual right to receive a contingent payment of up to $4.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount as determined in accordance with the terms and conditions of the contingent value rights agreement to be entered into with a rights agent mutually agreeable to Parent and the Company (the “CVR Agreement”)) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028 (the CVR together with the Closing Amount, or any higher amount per share paid pursuant to the Offer, the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). A holder of a CVR will be entitled to receive a cash payment of up to $4.00, without interest and less any applicable tax withholding (the “Milestone Payment”). The Milestone Payment is payable (subject to certain terms and conditions) upon the receipt by Parent or any of its affiliates, licensees or rights transferees prior to December 1, 2028, of all regulatory approvals required to initiate the marketing and sale of any of the Company’s gene therapy products being researched or developed by the Company as of the Closing pursuant to any of the programs known by the Company as of immediately prior to the Closing as PR001, PR004, PR006, PR005, PR008, PR009, PR010, PR011, PR012 or PR014, including any form or formulation, and any improvement or enhancement, of such product, in any of the United States, United Kingdom, Germany, France, Spain, Italy or Japan (the “Milestone”). If the Milestone is achieved on or prior to December 31, 2024, the Milestone Payment will be $4.00. If the Milestone is achieved from and after January 1, 2025, the Milestone Payment will be reduced by 1/48th per month (or approximately 8.3 cents per month) until December 1, 2028 (at which point the CVR will expire, and no amount will be payable thereunder).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 22, 2020. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A)

and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer will expire at one minute after 11:59 p.m. Eastern Time on January 21, 2021, the twentieth (20th) business day (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following (and including the day of) the commencement of the Offer, unless extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 14, 2020, by and among Parent, Purchaser and the Company (as it may be amended from time to time, the “Merger Agreement”). The consummation of the Offer is conditioned upon, among other things, (a) there being validly tendered in the Offer and “received” by the “depositary” (as such term is defined in Section 251(h) of the Delaware General Corporation Law (“DGCL”)), and not validly withdrawn prior to the expiration date of the Offer a number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly owned subsidiaries) would represent a majority of the Shares outstanding as of the consummation of the Offer (as calculated in accordance with the Merger Agreement) (the “Minimum Tender Condition”) and (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder (the “HSR Act”), in respect of the Transactions, having been expired or terminated.

The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. At the Effective Time, each outstanding Share, including Shares subject to vesting or forfeiture restrictions granted pursuant to a Company equity incentive plan, program or arrangement (“Company Restricted Stock”) (other than (1) Shares owned by the Company (or held in the Company’s treasury) immediately prior to the Effective Time, (2) Shares owned by Parent, Purchaser or any direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time and (3) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Share), will be cancelled and converted into the right to receive the Offer Price from Purchaser (the “Merger Consideration”). The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11—”The Merger Agreement; Other Agreements” of the Offer to Purchase.

The foregoing summary and description of the Offer, the Merger and the Merger Agreement (including the CVR Agreement) is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement, which are each incorporated herein by reference.

Parent formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Parent and Purchaser are located at Lilly Corporate Center, Indianapolis, IN 46285.

For the reasons described below, the Company’s Board of Directors (the “Company Board”) supports the Transactions and recommends that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.

Interests of Certain Persons

Certain members of Company management and the Company Board may be deemed to have certain interests in the Offer and Merger that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in determining to approve the Offer and Merger.

Treatment of Shares, Company Stock Options and Company Restricted Stock In Connection with the Offer and Merger

Treatment of Shares

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company, as described above. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer will be converted into the right to receive the Merger Consideration at the Effective Time. Each of OrbiMed Private Investments VI, LP, Pontifax (Cayman) V L.P., Pontifax (China) V L.P., Pontifax (Israel) V L.P. and Pontifax Late Stage Fund, L.P. and Asa Abeliovich has agreed, solely in their respective capacities as stockholders of the Company, to tender all of its or his Shares, to the extent transferable, as well as any additional Shares that it or he may acquire, to Purchaser in the Offer. See Item 3 below under the heading “Arrangements with Purchaser and Parent—Tender and Support Agreements.”

Treatment of Company Stock Options

Each option to purchase Shares granted under a Company equity incentive plan, program or arrangement (each such option, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time that has an exercise price per Share that is less than the Closing Amount, whether or not vested, will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive (without interest) (x) an amount in cash (less applicable withholding of taxes required by applicable law) equal to the product of (A) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time multiplied by (B) the excess of the Closing Amount over the applicable exercise price per Share under such Company Stock Option and (y) one (1) CVR for each Share subject to such Company Stock Option immediately prior to the Effective Time (without regard to vesting). Any Company Stock Option that has an exercise price that equals or exceeds the Closing Amount will be cancelled for no consideration. There are no such Company Stock Options outstanding.

Treatment of Company Restricted Stock

Each Share of Company Restricted Stock that is outstanding immediately prior to the Effective Time will be converted, at the Effective Time, into the right to receive the Merger Consideration under the same terms and conditions that apply to the receipt of the Merger Consideration by holders of Shares generally.

The following table sets forth (A)(i) the number of Shares beneficially owned as of December 14, 2020 by each of our executive officers and directors, excluding Shares of Restricted Stock and (ii) the aggregate cash consideration that would be payable for such Shares, (B)(i) the number of Shares subject to outstanding Company Stock Options held as of December 14, 2020 by each of our executive officers and directors and (ii) the approximate aggregate cash consideration that would be payable with respect to such Company Stock Options, (C)(i) the number of Shares of Company Restricted Stock beneficially owned as of December 14, 2020 by each of our executive officers and directors and (ii) the aggregate cash consideration that would be payable for such Company Restricted Stock and (D) the total number of CVRs each of our executive officers and directors would be entitled to receive in respect of their Shares, Shares subject to Company Stock Options and Shares of Company Restricted Stock. For purposes of this table, no cash value has been attributed to the CVRs. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.

Name of Executive Officer or Director	Number of Shares	Cash Value of Shares ($)(4)	Number of Shares Subject to Company Stock Options	Cash Consideration for Company Stock Options ($)(5)	Number of Shares of Company Restricted Stock	Cash Value of Shares of Company Restricted Stock ($)(6)	Number of CVRs
Directors
Timothy Adams	—	—	49,400	490,438.68	—	—	49,400
William H. Carson, M.D.	—	—	34,000	387,260.00	—	—	34,000
Carl Gordon, Ph.D., CFA(1)	13,822,463	311,005,417.50	17,000	93,840.00	—	—	13,839,463
Francois Nader, M.D.(2)	23,747	534,307.50	182,847	3,119,010.96	—	—	206,594
Ran Nussbaum(3)	1,576,881	35,479,822.50	17,000	93,840.00	—	—	1,593,881
Morgan Sheng, M.B.B.S., Ph.D., FRS	—	—	37,000	331,440.00	—	—	37,000
Peter Thompson, M.D.(1)	—	—	17,000	93,840.00	—	—	17,000

Executive Officers
Asa Abeliovich, M.D., Ph.D.	1,957,486	44,043,435	1,883,693	34,855,094.55	391,514	8,809,065.00	4,232,693
Yong Dai, Ph.D.	—	—	370,239	6,261,693.94	—	—	370,239
Franz Hefti, Ph.D.	—	—	388,939	7,039,221.81	—	—	388,939
Brett Kaplan, M.D.	—	—	506,569	8,156,482.09	—	—	506,569
Emily Minkow	13,000	292,500	416,749	7,303,048.21	—	—	429,749
Kira Schwartz, J.D.	—	—	100,000	582,000	—	—	100,000
Jeffrey Sevigny, M.D.	—	—	611,781	10,934,724.94	—	—	611,781

(1)

OrbiMed Capital GP VI LLC (“OrbiMed GP VI”) is the general partner of OrbiMed Private Investments VI, LP (“OrbiMed VI). OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of OrbiMed GP VI. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl Gordon, Ph.D., CFA, Sven H. Borho and Jonathan T. Silverstein. By virtue of such relationships, OrbiMed GP VI, OrbiMed Advisors and Dr. Gordon may be deemed to have voting and investment power with respect to the shares held by OrbiMed VI and as a result, may be deemed to have beneficial ownership of these shares. Dr. Gordon is a member of OrbiMed Advisors and Peter Thompson, M.D. is an employee at OrbiMed Advisors. Both are members of our board of directors. Each of OrbiMed GP VI, OrbiMed Advisors, Messrs. Borho and Silverstein, and Drs. Gordon and Thompson disclaims beneficial ownership of the shares held by OrbiMed VI, except to the extent of its or his pecuniary interest therein, if any.
(2)	Shares held by Jesra Ventures LLC (“Jesra”). Dr. Nader, a member of our board of directors, is a member and manager of Jesra.
(3)

Consists of (a) 242,141 shares held by Pontifax (Caymen) V L.P., (b) 352,209 shares held by Pontifax (China) V L.P., (c) 906,537 shares held by Pontifax (Israel) V L.P., (together the “Pontifax V Entities”) and (d) 75,994 shares held by Pontifax Late Stage Fund, L.P. (“Late Stage”). Pontifax 5 G.P. L.P. (“Pontifax 5 GP”) is the general partner of each of the Pontifax V Entities, and Pontifax Management 4 G.P. (2015) Ltd. (“Pontifax Management”) is the general partner of Pontifax 5 GP. Ran Nussbaum and Tomer Kariv are the Managing Partners of Pontifax Management and, as a result, may be deemed to share voting and investment power with respect to the shares held by each of the Pontifax V Entities. Each of Pontifax 5 GP, Pontifax Management, Mr. Nussbaum, and Mr. Kariv disclaims beneficial ownership of those shares held by the Pontifax V Entities, except to the extent of their pecuniary interest therein, and the inclusion of the shares in this report shall not be deemed to be an admission of beneficial ownership of the reported shares for purposes of Section 16 of the Exchange Act, or otherwise. Late Stage invests side by side with Pontifax 5 GP pursuant to a Strategic Alliance Agreement with Pontifax 5 GP. Pontifax Late Stage GP Ltd. (“Late Stage GP”) is the general partner of Late Stage and the sole shareholder of Late Stage GP is Shlomo Karako. By virtue of the strategic relationship, each of Pontifax 5 GP, Pontifax Management, Mr. Nussbaum, and Mr. Kariv may be deemed to share voting and dispositive power with respect to the shares held by Late Stage in a manner similar to the voting and investment power with respect to the shares held by each of the Pontifax V Entities. In that context, each of Pontifax 5 GP, Pontifax Management, Mr. Nussbaum, and Mr. Kariv disclaims beneficial ownership of such shares, and the inclusion of the shares in this report shall not be deemed to be an admission of beneficial ownership of the reported shares for purposes of Section 16 of the Exchange Act, or otherwise.

(4)	See “Treatment of Shares” above for additional information.
(5)	See “Treatment of Company Stock Options” above for additional information.
(6)	See “Treatment of Company Restricted Stock” above for additional information.

Treatment of the Company’s 2019 Employee Stock Purchase Plan

The Merger Agreement provides that, as soon as practicable following the entering of the Merger Agreement by the Company, the Company Board (or if appropriate, the committee administering the Company’s 2019 Employee Stock Purchase Plan (the “ESPP”)) will pass such resolutions and take all actions with respect to the ESPP that are necessary to provide that (i) no Offering or Purchase Period will commence following December 14, 2020 unless and until the Merger Agreement is terminated and (ii) the ESPP will terminate as of or prior to the Effective Time.

Employment Agreements

The Company is party to employment agreements with each of the Company’s executive officers, which provide for severance benefits in the event the executive officer’s employment is terminated by the Company without cause or by the executive officer for good reason (as defined in the employment agreements), with enhanced benefits if such termination occurs within 12 months following the consummation of a change in control. The Merger will constitute a change in control for purposes of these agreements.

Pursuant to the employment agreements, in the event of a termination of the executive officer’s employment by the Company without cause or by the executive officer for good reason, the executive officer will be eligible to receive: (1) 12 months of the executive officer’s monthly base salary, payable in installments on the Company’s regular payroll dates; (2) up to 12 months of COBRA reimbursements equal to the Company’s portion of the monthly cost of his or her health insurance premiums at the time of termination; and (3) if termination occurs between January 1 and the annual bonus payment date, an amount equal to the executive officer’s annual bonus that would have otherwise been earned for the year prior to the year in which termination occurs, in all cases, subject to the executive officer’s execution of a separation agreement and that includes, among other terms, a general release of claims in favor of the Company, its affiliates and representatives.

In addition, in the event of a termination of the executive officer’s employment by the Company without cause or by the executive officer for good reason within 12 months of a change in control, the executive officer will be eligible to receive: (1) 12 months of his monthly base salary (18 months for Dr. Abeliovich), payable in installments on our regular payroll dates, (2) his or her annual target bonus (1.5 times his annual target bonus, in the case of Dr. Abeliovich), payable in a lump sum; (3) up to 12 months of COBRA reimbursements (18 months for Dr. Abeliovich) equal to the Company’s portion of the monthly cost of his or her health insurance premiums at the time of termination; and (4) accelerated vesting of all outstanding equity awards held by the executive officer immediately prior to termination, in all cases, subject to the executive officer’s execution of a separation agreement that includes, among other terms, a general release of claims in favor of the Company, its affiliates and representatives.

If any of the payments or benefits received by any of the executive officers upon a change of control or otherwise would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then pursuant to the terms of the each executive officer’s employment agreement, the executive officer will be entitled to receive the greater of (i) the amount of such payments, reduced such that no portion fails to be tax deductible under Section 280G of the Code and (ii) the full amount of the payments (taking into account all applicable taxes).

For further information with respect to each of the Company’s named executive officer’s employment agreements, see the information included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference). For Drs. Kaplan and Hefti and Mses. Minkow and Schwartz, the estimated amount of cash severance and COBRA benefits under the employment agreements described above, assuming that the Offer and the Merger were consummated on January 31, 2021 and that the executive officer’s employment was terminated by the Company without cause or the executive officer resigned for good reason on the same day, are $561,300, $550,500, $541,050 and $523,500, respectively.

The foregoing summary of the employment agreements of executive officers does not purport to be complete and is qualified in its entirety by reference to the employment agreements, which are filed as Exhibits (e)(14), (e)(15) and (e)(16) to this Schedule 14D-9, and are incorporated herein by reference.

Non-Employee Director Compensation

Under the Company’s non-employee director compensation policy, each member of the Company Board who is not an employee of the Company is eligible to receive cash compensation for service on the Company Board and committees of the Company Board as follows: annual retainer for Company Board service (for each non-employee director other than the chairperson), $38,750; chairperson annual retainer, $75,000; audit committee member, $7,500; audit committee chair, $15,000; compensation committee member, $5,000; compensation committee chair, $10,000; nominating and corporate governance committee member, $4,000; and nominating and corporate governance committee chair, $8,000. In addition, under the Company’s non-employee director compensation policy, each non-employee director is eligible to receive an annual option grant to purchase 17,000 Shares, vesting on the earlier of (1) the one-year anniversary of the date of grant and (2) the date immediately prior to the next following annual stockholder meeting. In the event of a change in control, which the Merger will constitute, all Shares subject to any then-outstanding and unvested equity awards granted pursuant to the non-employee director compensation policy will become fully vested immediately prior to the closing of such change in control.

Indemnification of Executive Officers and Directors

The Company’s Fourth Amended and Restated Certificate of Incorporation, as in effect on June 24, 2019 (the “Charter”) contains provisions that limit the liability of its current and former directors for monetary damages to the fullest extent permitted by the DGCL. Section 102(b)(7) of the DGCL provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Charter also provides that the Company is authorized to indemnify its directors and officers to the fullest extent permitted by DGCL. The Company’s Amended and Restated By-laws, as in effect on June 24, 2019 (the “Bylaws”) provide that the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL. The Bylaws also provide that, upon satisfaction of certain conditions, the Company is required to advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether the Company would otherwise be permitted to indemnify him or her under the provisions of the DGCL. The Bylaws also provide the Company Board with discretion to indemnify its other officers and employees when determined appropriate by the Company Board.

The Company has also entered into agreements to indemnify its directors, executive officers and other employees for related expenses, including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. The Company also maintains customary directors’ and officers’ liability insurance.

The Merger Agreement provides that Parent and Purchaser will cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers, and employees of the Company than are currently provided in the Company’s Charter and Bylaws, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until six years from the Effective Time. The Merger Agreement also provides that from and after the Effective Time, the Surviving Corporation will indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company (each, together with such Person’s heirs, executors, administrators, or affiliates, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty, and reasonable expenses incurred in connection with any proceeding, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of the fact that the Indemnified Party is or was an officer, director, employee, affiliate, fiduciary, or agent of the Company, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time. Following good faith consultation with Parent, and if requested by Parent, utilizing Parent’s insurance broker, the Company may purchase a “tail” policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided that the annual premium for such tail policy may not be in excess of 300% of the last annual premium paid prior to the Effective Time (the “Maximum Amount”). Parent will cause such tail policy to be maintained in full force and effect for its full term; provided that neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of the Maximum Period; provided, further, that if the annual premium of such insurance coverage exceeds such amount, the Surviving Corporation will be obligated to maintain the maximum amount of coverage available for the Maximum Amount.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the Bylaws, the Merger Agreement and the Form of Indemnity Agreement, which are filed as Exhibits (e)(7), (e)(8), (e)(1) and (e)(9) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Employment Agreements and Retention Arrangements Through and Following the Merger

As of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that none of the Company’s current executive officers have entered into any new agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with the Surviving Corporation.

Under the Merger Agreement, the Company is required to establish a program for retention bonuses (the “MIP Bonuses”) of up to $20,000,000 in the aggregate (the “MIP Pool”) to be granted to certain executives and key employees who have a critical role in research and development and achievement of the Milestone as may be selected by Parent in its sole discretion after consultation with the Company (the “MIP Participants”). As promptly as practicable following, but in no event prior to, the date of the Closing (the “Closing Date”), Parent will select the MIP Participants and determine the amount of the MIP Pool that will be allocated to each MIP Participant. The MIP Bonuses will be payable thirty days following the achievement of the Milestone (the “Milestone Payment Date”), less applicable tax withholdings, subject to (i) achievement of the Milestone on or prior to November 30, 2028, (ii) the MIP Participant’s continuous employment through the Milestone Payment Date and (iii) the MIP Participant’s execution of an effective general release of claims in favor of the Surviving Corporation, Parent and related persons in a form as provided by Parent. However, the MIP Pool will be reduced in the same manner and on the same schedule as the Milestone Payment, and each amount granted to MIP Participants will be affected pro rata.

Pursuant to the Merger Agreement, the Company will pay out annual bonuses for the 2020 fiscal year under the Company’s annual bonus plan in an aggregate amount equal to 120% of target in December 2020.

Effect of the Merger Agreement on Employee Benefits

The Merger Agreement provides that for the period commencing at the Effective Time and ending December 31, 2021, Parent will, and will cause the Surviving Corporation to, maintain for each individual employed by the Company at the Effective Time (each, a “Current Employee”), to the extent they continue to be employed by Parent or the Surviving Corporation, (i) base compensation and a target annual cash incentive compensation opportunity at least as favorable, in each case, as that provided to the Current Employee as of immediately prior to the Effective Time, (ii) benefits substantially comparable in the aggregate to those benefits maintained for and provided to the Current Employees under certain specified Company compensation and benefit plans, policies and agreements (“Company Plans”) (excluding cash incentive opportunities, severance, equity and equity-based awards and change in control-related payments or benefits) and in effect as of immediately prior to the Effective

Time (or, to the extent a Current Employee becomes covered by an employee benefit plan or program of Parent (or one of its affiliates other than the Surviving Corporation) during such period, substantially comparable to those benefits maintained for and provided to similarly situated employees of Parent (or its relevant affiliate)) and (iii) severance benefits that are at least as favorable as the severance benefits provided in certain specified Company Plans.

Pursuant to the Merger Agreement, Parent will, and will cause the Surviving Corporation to, cause service rendered by Current Employees to the Company prior to the Effective Time to be taken into account with respect to employee benefit plans of Parent and the Surviving Corporation which provide benefits for vacation, paid time-off, severance or 401(k) savings, for purposes of determining eligibility to participate, level of benefits and vesting, to the same extent as such service was taken into account under the corresponding Company Plans immediately prior to the Effective Time for those purposes; provided that the foregoing will not apply to (i) the extent that its application would result in a duplication of benefits with respect to the same period of service and (ii) any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population. Pursuant to the Merger Agreement, Parent shall not, and shall cause the Surviving Corporation to not, subject Current Employees to any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any employee benefit plan of Parent or the Surviving Corporation for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time. Parent also shall, and shall cause the Surviving Corporation, to give such Current Employees credit under such employee benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs.

Section 16 Matters

Prior to the Acceptance Time, the compensation committee of the Company Board intends to adopt a resolution so that, to the extent permitted, the disposition of all Company equity securities pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10(d) Matters

Prior to the Acceptance Time, the compensation committee of the Company Board has or will take all such actions as may be required to approve, as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14-10(d)(2) under the Exchange Act and the instructions thereto, certain compensation actions taken after January 1, 2020 and prior to the Acceptance Time that have not already been so approved.

(b) Arrangements with Purchaser and Parent.

Merger Agreement

On December 14, 2020, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15—“Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(a) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties in the Merger Agreement are the product of negotiations among the Company and Parent and were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact and may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger to the extent necessary to receive the Merger Consideration).

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

On August 13, 2019, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), which was subsequently amended on October 1, 2020. Under the terms of the Confidentiality Agreement, the Company and Parent agreed to, for a period of seven years from the date of the original Confidentiality Agreement, (i) keep confidential and not publish, make available or otherwise disclose any confidential information of the other party to any third party and (ii) not use any confidential information of the other party for any purpose other than to engage in discussions regarding potential mutually acceptable business or scientific transactions, in each case, subject to certain exceptions. The Confidentiality Agreement does not include a standstill provision.

This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, as amended. The Confidentiality Agreement is filed as Exhibit (e)(6) to this Schedule 14D-9 and incorporated herein by reference.

Tender and Support Agreements

On December 14, 2020, in connection with the execution and delivery of the Merger Agreement, each of OrbiMed Private Investments VI, LP, Pontifax (Cayman) V L.P., Pontifax (China) V L.P., Pontifax (Israel) V L.P. and Pontifax Late Stage Fund, L.P. and Asa Abeliovich (collectively, the “Supporting Stockholders”), solely in their respective capacities as stockholders of the Company, entered into a tender and support agreement (collectively, the “Tender and Support Agreements”) with Parent and Purchaser. The Supporting Stockholders collectively directly or indirectly own approximately 51% of the outstanding Shares as of December 14, 2020. The Tender and Support Agreement provides that, no later than ten (10) business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer all of the outstanding vested Shares beneficially owned by such Supporting Stockholder, and, in the case of Shares acquired by such Supporting Stockholder and Company Restricted Stock that vests, in each case, subsequent to such ten (10) business days as promptly as practicable after the acquisition or vesting of such shares, as the case may be (but, if such shares are acquired or vest prior to the expiration of the Offer, in no event later than the Expiration Time), tender such acquired Shares and/or Company Restricted Stock (collectively, the “Subject Shares”). Each Supporting

Stockholder agreed not to withdraw its Subject Shares unless its Tender and Support Agreement has been terminated.

Each Tender and Support Agreement also provides that, in connection with any annual or special meeting of stockholders of the Company, or any action by written consent, the applicable Support Stockholder will (a) appear at such meeting or otherwise cause all Subject Shares to be counted as present at the meeting for purposes of determining a quorum and (b) be present (in person or by proxy) and vote or cause to be voted, or deliver or cause to be delivered a written consent with respect to all of the Subject Shares, (i) against any inquiry, offer or proposal made or renewed by anyone (other than Parent or Purchaser) relating to the direct or indirect acquisition or purchase of, or that is structured to permit such person to acquire beneficial ownership of, 20% or more of the total voting power of any class of equity securities of the Company (or the resulting direct or indirect parent entity of the Company or other surviving entity in such transaction) or 20% or more of the total assets of the Company (an “Acquisition Proposal”), (ii) against any change in membership of the Company Board that is not recommended or approved by the Company Board, and (iii) against any action, agreement or transaction involving the Company that would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect, or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement, including (x) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company (other than the Merger); (y) a sale, lease, license or transfer of a material amount of assets (including, for the avoidance of doubt, intellectual property rights) of the Company or any reorganization recapitalization or liquidation of the Company; or (z) any change in the present capitalization of the Company or any amendment or other change in the Company’s organizational documents.

In addition, each Supporting Stockholder will not, and will direct its representatives involved in the Transactions not to: (i) directly or indirectly initiate, solicit, or knowingly encourage or knowingly facilitate any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Acquisition Proposal, (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person with respect to any Acquisition Proposal, (iii) provide any non-public information to, or afford access to the business, properties, assets, books or records of the Company to, any person (other than Parent, Purchaser, or any designees of Parent or Purchaser) in connection with any Acquisition Proposal, (iv) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, (v) knowingly encourage or recommend any other holder of Shares to not tender Shares into the Offer or (vi) resolve or agree to do any of the foregoing.

The Tender and Support Agreements will terminate automatically upon the first to occur of (a) the valid termination of the Merger Agreement, (b) the Effective Time, (c) the termination of the Tender and Support Agreement by written notice from Parent to the Stockholders, or (d) any amendment or change to the Merger Agreement or the Offer without the Supporting Stockholders’ consent that decreases the amount, or changes the form or terms, of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement. Upon a Change of Board Recommendation (as defined in and in accordance with terms of the Merger Agreement) that does not result in an automatic termination of the Tender and Support Agreements, 30.96% of the Subject Shares (and any Subject Shares acquired in respect of such Subject Shares) will cease to be subject to the Tender and Support Agreements for all purposes.

The foregoing description of the Tender and Support Agreements is qualified in its entirety by the full text of such agreements, which are filed as Exhibits (e)(2), (e)(3) and (e)(4) to this Schedule 14D-9, and incorporated herein by reference.

Arrangements between Lilly and OrbiMed Advisors

Lilly owns (i) a non-controlling limited partnership interest, which represents approximately 3.4% of the economic interest, in OrbiMed Private Investments VIII, LP (“OrbiMed VIII”), and (ii) a non-controlling limited partnership interest, which represents approximately 8.1% of the economic interest, in OrbiMed Asia Partners IV, LP. (“OrbiMed Asia IV”). OrbiMed VIII and OrbiMed Asia IV are managed by OrbiMed Advisors, which also manages OrbiMed VI, one of the Supporting Stockholders. Neither OrbiMed VIII nor OrbiMed Asia IV own any Shares.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation of the Company Board.

After consideration, including review of the terms and conditions of the Offer in consultation with the Company’s management, as well as the Company’s financial and legal advisors, the Company Board, by unanimous vote at a meeting on December 14, 2020, (i) approved, declared advisable and adopted the Merger Agreement, including the CVR Agreement and the associated Tender and Support Agreements; (ii) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the holders of the Shares, and (iii) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated December 15, 2020, issued by the Company and Parent announcing the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.

(b) Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board and the Company’s senior management have periodically reviewed and evaluated the Company’s strategy and discussed strategic alternatives, valuation matters, and the state of strategic partnerships and mergers and acquisitions in the biopharmaceutical industry with its financial advisors. The Company also, from time to time, has engaged in discussions with various parties regarding potential business transactions. Beginning in June 2018, the Company entered into confidentiality agreements, without a standstill provision, with 17 potentially interested parties to share confidential information as part of these discussions relating to potential strategic partnerships. During such time, the management team provided periodic updates to the Board regarding such discussions with potential strategic partners.

On June 28, 2019, Franz Hefti, Ph.D., the Company’s Chief Development Officer, met with Daniel M. Skovronksy, M.D., Ph.D., Parent’s Chief Scientific Officer, at the Company’s offices. Dr. Skovronsky stated that Parent was interested in central nervous system gene therapy and rare forms of central nervous system disease, and he indicated that Mark Mintun, M.D., Parent’s Vice President of Pain and Neurodegeneration Research and Development, would contact Dr. Hefti. On July 1, 2019, Kuldeep Singh Neote, Parent’s Vice President External Innovation, emailed the Company stating that Parent wished to initiate discussions regarding a potential strategic partnership. Dr. Hefti contacted Dr. Skovronsky regarding Dr. Neote’s outreach, and shortly thereafter Parent’s business development professionals, Ryan Westphal and Brendon Guedel, contacted Dr. Hefti and Emily Minkow, the Company’s Chief Business Officer, to discuss Parent’s interest in a strategic partnership with the Company. The parties entered into a confidentiality agreement on August 13, 2019, without a standstill provision, with confidentiality and non-use obligations that expire seven years from the date of the agreement.

On July 30, 2019, September 6, 2019, October 1, 2019, November 5, 2019, December 9, 2019, December 16, 2019 and December 19, 2019, in connection with a potential strategic partnership, representatives from the Company and Parent met either via telephone or in person to discuss the structure of a potential strategic partnership and to allow Parent to conduct high-level due diligence on PR001 (a potentially disease-modifying, single-dose gene therapy for patients with Parkinson’s disease with GBA1 mutations (PD-GBA) and neuronopathic Gaucher disease (nGD)), PR004 (a gene therapy in preclinical development for patients with certain synucleinopathies), PR006 (a potentially disease-modifying, single-dose gene therapy for patients with frontotemporal dementia with GRN mutations) and the Company’s pipeline of preclinical programs for other targets.

During that period, the Company also had discussions regarding a potential strategic partnership with other biopharmaceutical companies. In addition, Asa Abeliovich, M.D., Ph.D., the Company’s Chief Executive Officer, and Ms. Minkow initiated discussions with Party A in February 2019, and continued to have confidential discussions with Party A regarding the structure of a potential partnership through 2019. On December 20, 2019, the Company received a proposal for a potential partnership covering PR001 and PR004 from Party A.

Following the proposal from Party A, the Company Board concluded, at a meeting held on December 26, 2019, that it would be in the best interests of the Company and its stockholders to form a transaction committee (the “Transaction Committee”) for the purposes of evaluating and providing input, analysis and guidance to the Company’s management with respect to certain potential partnering, licensing, collaboration or other corporate transactions related to the Company’s product candidates, including the proposal from Party A. The Company Board appointed Carl Gordon, Ph.D., C.F.A., as chair of the Transaction Committee, and Dr. Abeliovich, Francois Nader, M.D., and Ran Nussbaum as the other members of the Transaction Committee. The Transaction Committee provided periodic updates to the Board regarding the partnership discussions throughout 2020. At the direction of the Company Board, and under the supervision of the Transaction Committee, the Company’s senior management team continued discussions with various biopharmaceutical companies the Company believed would be interested in its product candidates pursuant to confidentiality agreements without a standstill provision, including Parent, Party A, Party B, Party C, Party D, Party E and Party F. Party E paused discussions with the Company in December 2019, stating that it preferred to continue discussions when clinical data became available. During the week of January 13, 2020, the Company held meetings with several companies with which it was engaging in potential strategic partnership discussions at the J.P. Morgan Healthcare Conference.

Representatives from the Company and Parent met in person on January 13, 2020 at the J.P. Morgan Healthcare Conference. The representatives from Parent included David A. Ricks, Chief Executive Officer; Joshua L. Smiley, Chief Financial Officer; Dr. Skovronksy; Dr. Mintun; Michael Hutton, Chief Scientific Officer for Neurodegenerative Disease; Heather Wasserman, Vice President of Corporate Business Development; Philip Johnson, Treasurer & Head of Corporate Transactions; and Kathryn McCabe, SD Emerging Technology & Innovation. The representatives from the Company included Dr. Abeliovich; Brett Kaplan, M.D., Chief Financial Officer; Jeffrey Sevigny, M.D., Chief Medical Officer; Dr. Hefti; Yong Dai, Ph.D., Chief Technology Officer; Ms. Minkow; and Jake Shuman, Associate Director, Business Development and Strategy. During the meeting, representatives from the Company made a presentation regarding the Company’s strategy and pipeline, its clinical trial status, key clinical readouts and its gene therapy manufacturing capabilities. Directly following the meeting, Dr. Abeliovich, Ms. Minkow and Mr. Shuman met with Dr. Singh, Jeremy Fitch, Vice President of Parent, Corporate Business Development – Neuroscience Transactions, Andrew McGee, Senior Director of Parent, Corporate Business Development, and Ronald DeMattos, Parent’s Chief Scientific Officer of Neurobiologics, to discuss a non-binding written proposal prepared by Parent and provided to the Company at the meeting outlining a proposed co-development and co-commercialization collaboration with respect to PR001 and PR006, together with an option to license up to three of the Company’s additional pipeline product candidates.

After this meeting and during the conference, each of Dr. Abeliovich and Dr. Gordon had conversations with Dr. Skovronsky regarding a potential transaction, including a potential strategic partnership or a potential acquisition transaction. On January 14, 2020, the Company entered into a confidentiality agreement with

Centerview Partners LLC (“Centerview”), which was later formally engaged as a financial advisor to the Company, and Dr. Gordon discussed his conversation with Dr. Skovronsky with a representative from Centerview.

The Transaction Committee met on January 21, 2020. In addition to the members of the Transaction Committee and management, representatives from Centerview and Cooley LLP (“Cooley”), legal advisor to the Company, attended the meeting. The Transaction Committee discussed the strategic partnership proposals received from Parent and Party A. Following discussion, the Transaction Committee recommended that management continue to engage with Parent, Party A, Party B, Party C, Party D and Party F, among others, regarding a potential strategic partnership. The Transaction Committee advised management not to make a data room available to a potential partner for diligence until the Company had received a term sheet reasonably likely to be acceptable to the Company Board.

On January 23, 2020, Dr. Abeliovich spoke with Dr. Skovronsky regarding Parent’s interest in a potential transaction. On January 27 and 29, 2020, Ms. Minkow provided feedback on Parent’s term sheet to Mr. Fitch and Mr. McGee. In addition, on February 5, 2020, in response to the conversation during the J.P. Morgan Healthcare Conference, Dr. Gordon told Mr. Fitch and Ms. Wasserman that the Company is currently focused on a strategic partnership relationship, rather than an acquisition, but the Company Board would consider any acquisition proposals it received. On February 11, 2020, Ms. Minkow sent to Parent a form of a term sheet indicating the Company’s desired partnership structure, which Parent revised and returned to the Company on February 19, 2020. Parent’s proposed partnership focused on PR001 and included an option to license two of four additional pipeline product candidates. On February 26, 2020 Dr. Abeliovich spoke to Dr. Skovronsky about the structural elements important to the Company with respect to a partnership.

At the direction of the Transaction Committee, and following Parent’s acceptance of the Company’s key structural terms for a partnership, which Parent communicated to the Company during a telephone call between Ms. Minkow and Mr. Shuman with Mr. Fitch and Mr. McGee on March 2, 2020, the Company made diligence information available in a virtual data room to representatives from Parent and Party A on March 6, 2020. The Company subsequently made diligence information available to representatives from Party B, Party C and Party D in April 2020, all of whom had delivered term sheets acceptable to the Company for providing data room access.

During the spring and summer of 2020, the Transaction Committee met periodically to provide direction and oversight to management concerning the pursuit of strategic partnerships. The Company continued to engage in discussions with various biopharmaceutical companies regarding the structuring of a potential strategic partnership and provided confidential information to various potential partners during this time. Since late 2019, the Company has received proposed term sheets from six global pharmaceutical companies, specifically Parent, Party A, Party B, Party C, Party D, and Party F. In each case, any confidential discussions and any diligence information provided was made available pursuant to confidentiality agreements without standstill provisions.

During April and May 2020, the Company engaged in preliminary discussions with Party F, who was interested in a strategic partnership, regarding the Company’s programs and pipeline. Following those initial discussions, Party F did not continue to engage with the Company in discussions regarding a potential partnership during the summer of 2020.

On May 8, 2020, the Transaction Committee held a virtual meeting, with representatives from Centerview and Cooley in attendance. During the meeting, management updated the Transaction Committee with respect to the ongoing discussions, including the anticipated process and timeline, with the potential strategic partners that had submitted term sheets. The Transaction Committee directed management to provide feedback to each of Parent, Party A, Party B, Party C and Party D and to request a revised term sheet from each by May 26, 2020. With respect to Parent, Ms. Minkow provided financial and structural feedback with respect to Parent’s proposal during a telephone call on May 12, 2020 with Ms. Wasserman, Mr. Fitch and Mr. McGee. During the telephone call, she indicated that the scope of the partnership needed to be narrowed with respect to the product candidates included or over which Parent would have an option; if not, the financial terms would need to increase to reflect the scope of the proposed partnership.

In response to the Company’s request, each of Parent, Party A, Party C and Party D delivered a revised term sheet to the Company, which management reviewed together with Centerview and counsel to the Company. Party B declined to provide a revised term sheet based on the economic and structural terms that the Company desired. The revised term sheet Parent delivered to the Company on May 26, 2020 provided for a strategic partnership only with respect to two product candidates, PR001 and PR004.

On June 5, 2020, the Transaction Committee held a virtual meeting, with representatives from Centerview and Cooley in attendance. During the meeting, management reported to the Transaction Committee that partnership discussions remained ongoing with Parent, Party A, Party C and Party D. At the direction of the Transaction Committee, the Company determined to provide additional data room access and feedback to the four parties that remained engaged in discussions regarding potential strategic partnerships. Over the beginning of the summer of 2020, the Company continued its negotiations regarding a strategic partnership with these parties, and continued to disclose diligence and data to Parent, Party A, Party C and Party D. During this time, the Company also continued to engage with Party E, who reinitiated discussions with the Company in June 2020.

On July 1, 2020, the Transaction Committee held a virtual meeting, with representatives from Centerview and Cooley in attendance. Management discussed the clinical development of PR001 and updated the Transaction Committee regarding the partnering discussions. The Transaction Committee, together with its advisors, discussed the feedback that management should provide to each of Parent, Party A, Party C and Party D based on their respective proposed terms and authorized management to draft collaboration agreements to further negotiations with any parties that accepted the Company’s terms. On July 9 and July 10, 2020, Ms. Minkow shared the Company’s feedback with each of those parties.

On July 29, 2020, Party C communicated to the Company that it would not be interested in continuing discussions regarding a potential strategic partnership with the Company until the Company’s clinical trials had generated additional data.

On August 13, 2020, Dr. Mintun and Dr. Abeliovich discussed clinical diligence matters on the telephone. During a telephone call on August 14, 2020, Mr. Fitch and Mr. McGee advised Ms. Minkow that Parent remained highly interested in a strategic partnership, but it would require additional clinical trial data before moving forward, and it was not at that time prepared to revise the term sheet. Ms. Minkow informed Mr. Fitch and Mr. McGee that two other parties were more advanced in their discussions with the Company than Parent. Mr. Fitch and Mr. McGee stated they would inform their colleagues at Parent of the advanced discussions with other parties to see whether Parent was prepared to continue with discussions on that pace.

In the meantime, the Company continued discussions concerning the terms of a potential strategic partnership with Party A, Party D and Party E, at the direction and oversight of the Transaction Committee.

On August 21, 2020, Ms. Minkow informed Mr. Fitch and Mr. McGee that discussions with two other parties had significantly advanced, that both were prepared to move forward with a strategic partnership based on existing clinical data and that she expected to begin negotiating draft collaboration agreements with those two parties. Mr. Fitch and Mr. McGee stated they would discuss the situation with their colleagues and expected to provide a revised collaboration term sheet that would be acceptable to Parent based on existing clinical data.

On August 25, 2020, the Company sent a draft collaboration agreement to Party A.

On August 26, 2020, Mr. Fitch emailed Ms. Minkow and Mr. Shuman to inform them that Parent was preparing a revised collaboration term sheet and suggested a call the following week to discuss Parent’s proposal. On

September 8, 2020, Mr. McGee and Mr. Fitch discussed the revised term sheet with Ms. Minkow and Mr. Shuman. The term sheet was delivered to the Company at the outset of the call.

On September 11, 2020, the Transaction Committee held a virtual meeting, during which management reviewed the status of discussions with Parent, Party A, Party D, Party E and Party F. Management recommended communicating to Parent that two other parties were currently or imminently engaged in contract negotiations so Parent should be prepared to move expeditiously. The Transaction Committee authorized the Company to deliver a draft collaboration agreement to Parent.

On September 15, 2020, the Company sent a draft collaboration agreement to Party D. During the following months, Ms. Minkow, Party D and their respective counsel had discussions regarding Party D’s proposal, including adjustments to the proposal.

Also on September 15, Ms. Minkow informed Mr. McGee that the Company was engaged in discussions on a collaboration agreement with two other parties, that Parent would receive a draft collaboration agreement soon, and that the Company desired to move quickly to an executed collaboration agreement with one of the parties. Ms. Minkow and Mr. McGee also discussed additional diligence.

After re-engaging with the Company in early September 2020, on September 26, 2020, Party F delivered a term sheet with respect to a strategic partnership that management reviewed with the Transaction Committee. Based on guidance from the Transaction Committee, management provided feedback on the term sheet to Party F on September 30, 2020.

Party A and the Company and their respective counsel engaged in contract negotiations on September 16, 2020 and September 22, 2020. Party A notified the Company on September 30, 2020 that it would not be proceeding with a strategic partnership.

On October 1, 2020, the Company and Parent amended the terms of the confidentiality agreement in a manner that provided incremental protection to the Company, such that the Company was willing to permit Parent to conduct additional chemistry, manufacturing and controls diligence.

On October 5, 2020, Party F informed the Company it was unwilling to continue discussions on the terms the Company had proposed.

On October 15, 2020, the Company made information available in a data room to representatives from Party E.

During the next several weeks, Ms. Minkow spoke with Mr. Fitch and Mr. McGee several times to request a proposed revised draft of the draft collaboration agreement. On November 13, 2020, Dr. Skovronsky called each of Dr. Gordon and Dr. Abeliovich to orally communicate Parent’s proposal to acquire all of the Company’s outstanding common stock for $21.00 per Share in cash. A written non-binding proposal was delivered in writing to the Company later that day. The proposal represented an approximate 115% premium to the trading price of the Company’s common stock on November 13, 2020 and an approximate 110% premium to the 30-calendar day volume-weighted average trading price. The proposal was further subject to, among other things, completion of Parent’s due diligence, negotiation of definitive documents, and approval of Parent’s board of directors.

On November 14, 2020, the Company Board held a virtual meeting, with representatives from Centerview, Ropes & Gray LLP (“Ropes & Gray”), counsel to the Company, and Cooley in attendance. During the meeting, the representatives from Ropes & Gray reviewed with the Company Board its fiduciary duties under Delaware law in connection with a transaction of the type proposed by Parent. The representatives from Centerview provided an overview of the proposal from Parent, including a comparison of the proposal to certain of the Company’s trading metrics. In addition, Ms. Minkow and the representatives from Centerview provided a summary of the Company’s ongoing partnership discussions with certain potential strategic partners. Discussion ensued among the Company Board and the representatives from Centerview and Ropes & Gray regarding, among other topics, potential responses to the proposal from Parent and whether the Company should consider contacting any parties subject to existing confidentiality agreements that were likely to be willing to engage in discussions for a potential acquisition in the near term or any other potential parties in order to explore their interest in pursuing an acquisition of the Company. In particular, the Company Board considered the recent discussions conducted by the Company with many biopharmaceutical companies to identify potential strategic partners and the outcomes of these discussions. The Company Board also considered the limited number of companies with the ability to move quickly and efficiently in a process relative to Parent, given the substantial due diligence work already completed by Parent over the course of its strategic partnership discussions. Following discussion, the Company Board directed the representatives from Centerview to contact Party B, Party C and Party E, on behalf of the Company, to explore their potential interest in pursuing an acquisition of the Company based on their interest and level of engagement to date. The Company Board, after considering the advice of its advisors, determined not to contact Party D at this time based on its view that Party D was unlikely to be competitive with Parent’s proposal based on Party D’s limited track record acquiring public companies and because Party D’s most recent proposal for financial terms in the collaboration discussions suggested that Party D was unlikely to be competitive on price in an acquisition. With respect to other participants in the strategic partnership process, the Company Board, after considering the advice of its advisors, believed they were unlikely to consider a potential acquisition of the Company at a valuation competitive with that proposed by Parent in the near term. In addition, the Company Board directed the representatives from Centerview to inform Parent, on behalf of the Company, that the Company was willing to consider a potential acquisition of the Company, but that Parent would need to submit a revised proposal at a higher valuation before the Company would be willing to engage in detailed discussions or due diligence. Finally, the Company Board determined that the full Company Board would oversee the Company’s consideration of a potential acquisition of the Company, with representatives from Centerview leading discussions with the interested parties and Dr. Abeliovich leading any response to due diligence efforts.

Between November 14, 2020 and November 16, 2020, pursuant to the Company Board’s instruction, representatives from Centerview contacted Party B, Party C and Party E, each of which had been involved in discussions with the Company concerning a potential strategic partnership during 2020, to explore their interest in pursuing an acquisition of the Company. Party C and Party E each subsequently declined to pursue a potential acquisition of the Company.

Later on November 14, 2020, Party B confirmed potential interest in an acquisition of the Company to representatives from Centerview and, on November 15, 2020, amended its existing confidentiality agreement with the Company. On November 16, 2020 the Company provided Party B access to its corporate virtual data room, after which Party B proceeded to conduct additional diligence calls with the Company’s management team from November 16, 2020 to November 18, 2020 to support a potential acquisition proposal. The Company and Party B further amended such confidentiality agreement on November 24, 2020 in a manner that provided incremental protection to the Company, such that the Company was willing to permit Company B to conduct additional chemistry, manufacturing and controls diligence.

On November 17, 2020, pursuant to the Company Board’s instruction, a representative from Centerview advised Parent that Parent would need to submit a revised proposal at a higher valuation before the Company would be willing to engage in acquisition discussions, but the Company was willing to provide an update on recent clinical and preclinical developments. On November 18, 2020, the Company provided Parent with an update on recent clinical and preclinical developments.

On November 20, 2020, a representative from Party B orally indicated to a representative from Centerview that Party B had an interest in pursuing an acquisition of the Company at a price per Share in the mid-$20s. The representative from Party B noted that it would require additional diligence with respect to certain areas, including manufacturing, but that it expected that it would be in a position to provide a final, binding offer to acquire the Company on or around December 4, 2020.

On November 22, 2020, the Company Board held a virtual meeting, with management and representatives from Centerview, Ropes & Gray and Cooley in attendance, to (i) discuss the proposal from Parent and oral indication from Party B regarding a potential acquisition of the Company; (ii) discuss whether any other potential parties might have an interest in pursuing an acquisition of the Company and should be contacted to explore any such interest; (iii) review the standalone prospects of the Company from a financial point of view, a long-term financial forecast model provided by Company management, and preliminary financial analyses of a potential transaction based upon the proposal delivered by Parent and oral indication from Party B; and (iv) consider the formal retention of Centerview as financial advisor to the Company in connection with any sale of the Company, subject to finalizing a fee arrangement. In its decision to retain Centerview, the Company Board, which had previously received and reviewed Centerview’s relationships disclosure with potentially interested parties, considered Centerview’s qualifications and experience with similar high-profile biotechnology transactions, as well as the Company Board’s favorable impression of Centerview’s work to date in terms of communicating with the relevant parties and preparing analyses for the Company Board. Consistent with the discussion during the November 14, 2020 Company Board meeting, the Company Board determined, after considering the advice of its advisors, that it was unlikely that a company not contacted as part of the partnership process would pursue an acquisition of the Company on terms that would be competitive with those currently proposed by, and likely to be obtained from, Parent and Party B. After discussion, and based on the Company Board’s belief, after considering the advice of its advisors, that the parties most likely to have an interest in potentially acquiring the Company had already been contacted, that it would take the Company’s management team substantial time and attention to complete a due diligence review for the two potentially interested parties, and that the existence of two parties would provide sufficient competitive tension to increase the Company’s negotiating leverage, the Company Board determined not to contact additional parties at that time. The Company Board also directed management to continue its negotiations with Party D with respect to a potential strategic partnership. As Party D had recently proposed financial terms for the strategic partnership less favorable to the Company than it had previously proposed, the Company Board believed that Party D would not be competitive with Parent or Party B in an acquisition; however, the Company Board believed that the strategic partnership with Party D could be an attractive strategic alternative if an acquisition of the Company did not occur. Further, the Company Board determined that it could revisit whether to approach Party D about a potential acquisition of the Company in the future.

On November 24, 2020, the Company delivered a draft agreement and plan of merger to Party B. The draft agreement and plan of merger contemplated a tender offer, included “fiduciary out” provisions, as well as a series of provisions designed to protect the employees of the Company, each customary for comparably sized cash-out acquisitions of biopharmaceutical companies.

Also on November 24, 2020, the Company and Centerview executed an engagement letter in respect of Centerview’s advisory services to the Company.

On November 25, 2020, representatives from Centerview informed a Parent representative that another party that had been in the partnership process was now pursuing a potential acquisition of the Company and was positioned to make an all-cash proposal at a higher per Share price than the proposal that Parent had delivered. Later that day, Parent delivered a written non-binding proposal for the acquisition of the Company for $23.50 per Share in cash, which represented an approximate 132% premium to the trading price of the Company’s common stock on November 25, 2020 and an approximate 134% premium to the 30-calendar day volume-weighted average trading price. The non-binding letter of interest included a request for exclusivity. At the direction of the Company, following receipt of the proposal, a Centerview representative informed a Parent representative that its proposal was still lower than the other party’s, but competitive, and on the basis of the increased proposal, that the Company would be willing to permit Parent to complete its due diligence review to facilitate delivery of a firm proposal to acquire the Company. Centerview informed Parent that, given that another company was potentially interested in acquiring the Company at a competitive valuation, the Company was not in a position to provide Parent with an exclusive negotiating period and that Parent should proceed with its due diligence review.

On November 27, 2020, the Company delivered to Parent the same draft agreement and plan of merger it had previously delivered to Party B and provided Parent access to its corporate virtual data room.

Also on November 27, 2020, the Company Board met virtually, with management and representatives from Centerview, Ropes & Gray and Cooley in attendance. The Company Board, together with its advisors, discussed the status of the negotiations with Parent, Party B and Party D and the ongoing engagement with the parties related to a potential acquisition of the Company. Centerview provided an overview of the proposal from Parent and the oral proposal from Party B, including a comparison of the proposals relative to certain of the Company’s trading metrics.

At a virtual meeting of the Company Board on December 1, 2020, management provided an update to the Company Board regarding Party B’s diligence efforts. Representatives from Centerview, Ropes & Gray and Cooley were also in attendance. Following additional discussion related to Party D, the Company Board, after considering the advice of its advisors, determined to continue discussions regarding a potential strategic partnership with Party D, as a potential alternative transaction to an acquisition of the Company. In addition, the Company Board advised management to allow Parent and Party B to continue their respective diligence efforts.

On December 3, 2020, following the completion of its diligence efforts, Party B informed representatives from Centerview that it had determined that it was unwilling to proceed with an acquisition of the Company. Over the next week, Party B engaged with representatives from Centerview to communicate Party B was interested in proceeding with a potential structured transaction instead and would deliver a proposal if an acquisition of the Company was not consummated. Party B never delivered a written proposal regarding such alternative potential transaction prior to the execution of the Merger Agreement.

On December 4, 2020, the compensation committee of the Company Board, along with representatives from Centerview and Ropes & Gray met virtually to discuss and consider the potential adoption of a change in control severance plan to help ensure retention of key employees through the closing of the potential transaction, along with other compensation-related matters. Final decisions on the matters discussed were deferred to a subsequent meeting.

On December 5, 2020, Parent delivered a non-binding written proposal for the acquisition of the Company for $22.50 per Share in cash, which represented an approximate 115% premium to the trading price of the Company’s common stock on December 4, 2020 and an approximate 124% premium to the 30-calendar day volume-weighted average trading price. Prior to delivery of the non-binding written proposal, Dr. Mintun and Kenneth L. Custer, Ph.D., Vice President, Head of Corporate Business Development of Parent, contacted Dr. Abeliovich to explain that Parent would be decreasing its offer price per Share due to Parent updating its projected development timeline for product candidates in the Company’s portfolio. In addition, Weil, Gotshal & Manges LLP (“Weil”), counsel to Parent, delivered a proposed revised agreement and plan of merger, together with a draft of a tender and support agreement, pursuant to which it was proposed that certain stockholders would commit to tender their Shares in the proposed tender offer as described in further detail under Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent—Tender and Support Agreements.”

On December 6, 2020, the Company Board, together with management and representatives from Centerview, Ropes & Gray and Cooley, met virtually to discuss Parent’s revised offer. Ms. Minkow reviewed the status of the Company’s collaboration discussions over the past several months, including the most recent discussions with Party D. Representatives from Centerview reviewed the efforts to solicit interest in a strategic transaction from additional biopharmaceutical companies, noting that each of the contacted parties had determined not to proceed to a binding offer other than Parent. Representatives from Centerview presented preliminary financial analyses of a potential transaction based upon the proposal delivered by Parent. Discussion regarding the draft agreement and plan of merger among the directors and a representative from Ropes & Gray followed, with a focus on closing certainty and retaining flexibility to consider alternative proposals. The Company Board and Ropes & Gray also discussed various other provisions in the draft agreement and plan of merger, including those relating to alternative proposals, employee compensation-related matters and the termination fee. Following discussion, the

Company Board determined that Dr. Gordon should inform Parent that the Company would be willing to work with Parent to finalize negotiations and sign a definitive agreement and plan of merger if Parent were willing to increase its price. The Company Board also directed Dr. Gordon to propose that Parent consider a contingent value right if Parent was unwilling to increase the amount of cash consideration it was willing to pay at the closing of the transaction. Later that day, Dr. Gordon contacted Dr. Skovronsky and delivered the message that he was directed by the Company Board to deliver to Parent.

On December 6, 2020, Ropes & Gray sent draft tender and support agreements prepared by Weil to the stockholders of the Company from which Parent had indicated it would require tender and support agreements.

On December 7, 2020, Dr. Skovronsky contacted Dr. Gordon and informed Dr. Gordon that Parent was willing to increase its proposal by adding a contingent value right of up to $4.00 that would be paid upon the approval of PR001 in Type 2 Gaucher disease (Type 2 GD), with the exact payment dependent upon the time of approval.

On December 7, 2020 the Company Board met virtually to discuss the revised proposal from Parent. The Company Board discussed the terms of the proposed contingent value right and resolved to deliver a counterproposal to Parent that the contingent value right would pay on approval of any product candidate in the Company’s portfolio in any indication, not just on PR001 in Type 2 Gaucher disease (Type 2 GD), and directed Dr. Gordon to inform Parent of this requirement and that, if Parent was prepared to agree to this requirement, the Company would be willing to engage with Parent to pursue finalization and execution of an agreement and plan of merger.

Later on December 7, 2020, Parent delivered a non-binding letter of interest with respect to the acquisition of the Company for $22.50 per Share in cash at closing plus up to an additional $4.00 per Share in cash structured as a non-tradeable contingent value right payable upon the first regulatory approval for commercial sale of a Company product in specified jurisdictions, which amount would reduce monthly ratably until December 1, 2028 when the contingent value right would expire. Dr. Abeliovich discussed by telephone the proposal with Mr. Custer.

On December 8, 2020, Ropes & Gray delivered a revised draft of the agreement and plan of merger, and Weil delivered a draft of the contingent value rights agreement. Throughout the following week, Ropes & Gray and Weil, at the direction of their respective clients, negotiated the terms of the agreement and plan of merger and the contingent value rights agreement and the contents of the disclosure schedules to the agreement and plan of merger, and facilitated a negotiation of the form of tender and support agreement with the stockholders of the Company being asked to execute them. The negotiated topics included, among other things, the Material Adverse Effect definition in the agreement and plan of merger, the commercially reasonable efforts obligation to pursue product approvals pursuant to the contingent value rights agreement, the Company Board’s ability to address a competing proposal, and the size of the termination fee. During the same week, Parent and Weil conducted and completed their confirmatory due diligence review of the Company.

On December 8, 2020, the compensation committee of the Company Board, along with representatives from Ropes & Gray and Cooley met virtually to discuss and consider achievement of 2020 goals for purposes of determining bonus payment percentages and to continue the discussion regarding a potential change in control severance plan, bonus plan for non-executives devoting time to the proposed transaction and other matters relating to the proposed transaction. The compensation committee approved the outline for the severance plan and the bonus pool.

On December 13, 2020, the Company Board met virtually to review the terms of the proposed agreement and plan of merger, including the definition of Company Material Adverse Effect, the amount of the termination fee and employee compensation-related matters, with particular focus on the provisions that remained the subject of continued negotiation, and provided Ropes & Gray and the Company’s management team with direction on the outstanding points in negotiation. Ropes & Gray and Weil negotiated the remaining outstanding points on the agreement and plan of merger during the remainder of that day and the following day.

On December 14, 2020, the Company Board met virtually to consider the proposed transaction with Parent. Dr. Abeliovich summarized the status of discussions with Parent, and representatives from Ropes & Gray reviewed with the Company Board its fiduciary duties under Delaware law in connection with the proposed transaction. Representatives from Centerview reviewed with the Company Board Centerview’s financial analysis of the Offer Price and the Merger Consideration, and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date, that, based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “Opinion of the Financial Advisor to the Company Board”. The Company Board discussed its belief that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company and its belief that the Company had contacted all parties potentially interested in an acquisition. At the conclusion of these discussions, after consideration of the matters presented, the Company Board unanimously (i) approved, declared advisable and adopted the Merger Agreement, including the CVR Agreement and the associated Tender and Support Agreements; (ii) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the holders of the Shares; and (iii) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Following such meeting, on December 14, 2020, the Company, Parent and Purchaser executed and delivered the Merger Agreement, which included the form of the CVR Agreement, and Parent and the Supporting Stockholders each executed and delivered the Tender and Support Agreements.

On the morning of December 15, 2020, the Company and Parent publicly announced the transaction before the opening of trading on Nasdaq.

On December 22, 2020, Parent and Purchaser commenced the Offer.

Reasons for the Recommendation of the Company Board

The Company Board has reviewed and considered the Offer after consultation with certain members of the Company’s senior management and financial and legal advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously determined that the Offer is fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser:

Reasons in favor of the proposed transaction:

•

Attractive Price. The consideration per Share of $22.50 plus one CVR, taking into account the Company Board’s familiarity with the business, operations, prospects, strategic and short and long term operating plans, assets, liabilities and financial condition of the Company, and the relative certainty and liquidity of the all-cash merger consideration, is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the

Company continuing to operate independently and pursuing its current business and financial plans on a standalone basis, taking into account the execution risks and financing requirements associated with continued independence;

•

Substantial Premium. The current and historical market prices of the Shares, and the fact that the Offer Price represents a compelling premium to recent market prices of the Shares, including the premium to the Company’s recent trading prices described in the materials provided by Centerview Partners LLC (“Centerview”);

•	Competition. Competitive considerations, including that well-financed pharmaceutical companies are developing gene therapy products;

•	Costs and Risks Associated with Drug Development. The costs and risks associated with continuing the development of pipeline gene therapy product candidates;

•

Capital Needs. The Company’s need for additional capital, the associated dilution that would be experienced by the Company’s stockholders if the Company were to sell additional common equity to raise the needed capital at the Company’s current trading price per Share, and the loss of potentially valuable rights or assets if the Company were to enter into a collaboration to raise capital;

•

Risk of Clinical Trial Failure or Commercialization. That clinical trials can take years to complete, and the outcomes are uncertain, along with the risks inherent in the development and eventual commercialization of the Company’s gene therapy product candidates and the risks related to market acceptance of these gene therapy product candidates, if approved, and other factors affecting the revenues and profitability of biopharmaceutical product candidates generally;

•

Risks Associated with Regulatory Processes. The risks inherent in obtaining regulatory approvals from regulatory authorities to be able to sell the Company’s gene therapy product candidates, which can take years to complete and the receipt of which are not guaranteed; that domestic and foreign regulators have their own procedures for approval of product candidates, that if a product candidate is approved, regulators may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval;

•

Results of Market Check Process. The fact that the Company contacted 20 potential collaboration parties, 17 of whom signed non-disclosure agreements in furtherance of a potential collaboration with the Company’s product candidates; after receiving the proposal letter from Parent, the Company contacted three of the parties who pursued a potential collaboration with the Company which were, in the view of the Company and based on advice from the Company’s financial advisors, reasonably likely to have interest in a potential acquisition of the Company on terms comparable to those proposed by Parent in its letter; and that one of those parties, in addition to Parent, conducted full and active due diligence on the Company, ultimately declining to provide a proposal to acquire the Company;

•

Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that if the Company does not accept the Parent proposed transaction now (as provided for in the Merger Agreement), it may not have another opportunity to do so or a comparable opportunity;

•

Low Likelihood of Regulatory Impediment. The belief of the Company Board that an acquisition by Parent has a low risk of failing to close due to antitrust laws and the associated clearance processes, along with Parent’s commitment to pursue clearances under applicable antitrust laws;

•

High Likelihood of Closing. The belief of the Company Board that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “Material Adverse Effect” definition, which generally defines the standard for closing risk, and (iii) the likelihood of obtaining required regulatory approvals, including the commitment of Parent to pursue the required regulatory approvals;

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition;

•

Centerview Analysis and Fairness Opinion. The opinion of Centerview rendered to the Company Board on December 14, 2020, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of the Financial Advisor to the Company Board;”

•

Successful Negotiations with Parent. The enhancements that the Company and its advisors were able to obtain to the original offer from Parent as a result of the process followed by the Company and robust arm’s-length negotiations with Parent, including the increase in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations;

•

Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement do permit the Company to respond to unsolicited proposals in certain circumstances, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $30 million, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals; and

•

Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the proposed Transaction:

•

Opportunity Costs. The fact that the Company will no longer exist as an independent public company, and the Company’s stockholders will forego any potential increase in its value above the Offer Price as an independent public company that might result from its possible growth;

•

Potential Negative Impact on the Company’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s operations and the Company’s relationships with suppliers, business partners, management and employees;

•

Prohibition Against Solicitations. The fact that the Merger Agreement precludes the Company from actively soliciting competing acquisition proposals and obligates the Company (or its successor) to pay Parent a termination fee equal to $30 million under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

•

Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from raising financing or pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

•

Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed; and

•

Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Company Board and the Company’s management were assisted and advised by legal counsel and a financial advisor.

The foregoing discussion of information and reasons considered by the Company Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

(c) Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Opinion of the Financial Advisor to the Company Board

The Company retained Centerview as financial advisor to the Company Board in connection with the Offer, the proposed Merger and the other transactions contemplated by the Merger. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (1) Shares owned by the Company (or held in the Company’s treasury) immediately prior to the Effective Time, (2) Shares owned by Parent, Purchaser or any direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, (3) Shares held by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Share and (4) Company Restricted Stock, which are collectively referred to as “Excluded Shares” throughout this section) of the Offer Price and the Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On December 14, 2020, Centerview rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 14, 2020 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated December 14, 2020, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated December 14, 2020, and the form of the CVR Agreement annexed thereto, referred to in this summary of Centerview’s opinion as the “Draft Agreements”;

•	Annual Report on Form 10-K of the Company for the year ended December 31, 2019;

•	the Registration on Form S-1 of the Company (as amended);

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement, the final executed CVR Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price and the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated December 14, 2020. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 11, 2020 (the second to last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on the Company’s fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding Company Stock Options) based on information provided by the Company.

Analysis of Consideration

Centerview conducted an analysis of the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement. Such consideration is equal, on a per Share basis, to $22.50 upfront in cash together, and not separately, with one (1) CVR, which could result in an additional one-time payment of (i) $4.00 in cash upon achievement of the Milestone if the Milestone is achieved on or before December 31, 2024 or (ii) a lesser amount in cash upon achievement of the Milestone if the Milestone is achieved after December 31, 2024 and on or before November 30, 2028 (representing $4.00 in cash less approximately 8.3 cents per month elapsed during such period), as described more fully in the section entitled “Contingent Value Rights Agreement.” For analytical purposes, assuming that CVR holders receive a $4.00 (or lesser amount) per CVR payment upon the achievement of the Milestone, based solely on the assessments of the Company’s management as to the probability of success and estimated timing of the achievement of the Milestone (in each case, taking into account the relative probability of the achievement of the Milestone across each eligible indication with respect to which the Milestone may be achieved) implied by the Forecasts, as described under the section entitled “Certain Company Management Forecasts”, and discounting the probability-adjusted Milestone Payment pursuant to the CVR back to the valuation date using a midpoint of a range of discount rates from 12.5% to 14.5% based on Centerview’s analysis of the Company’s weighted average cost of capital (as described in more detail below), Centerview calculated an illustrative net present value for one CVR of $1.24.

Solely for purposes of the financial analyses summarized below, the term “illustrative assumed per Share merger consideration” refers to an aggregate assumed implied per Share value of $23.74 per Share, equal, on a per Share basis, to $22.50 upfront consideration plus the estimated net present value of the CVR of $1.24, based on the midpoint of the range of discount rates, as set forth above. However, there is no guarantee that the condition triggering the Milestone Payment pursuant to the CVR will be satisfied, and if triggered, when such condition will be satisfied.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information for the Company to corresponding financial information for certain publicly traded biopharmaceutical companies that Centerview deemed comparable, based on its experience and professional judgment, to the Company.

Although none of the selected companies is directly comparable to the Company, the companies listed below were chosen by Centerview, among other reasons, because they are publicly traded early stage biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other publicly available data sources as of December 11, 2020, Centerview calculated, for each selected company, the company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents), which is referred to, with respect to the selected companies, as “Enterprise Value.”

The selected companies are summarized below (dollars in millions):

Selected Companies	Enterprise Value ($) in millions
Adverum Biotechnologies, Inc.	829
Avrobio, Inc.	262
Editas Medicine, Inc.	3,494
Freeline Therapeutics Holdings plc	384
Intellia Therapeutics, Inc.	3,143
LogicBio Therapeutics, Inc.	184
MeiraGTx Holdings plc	307
Passage Bio, Inc.	1,016
Prothena Corp. plc	131
Taysha Gene Therapies, Inc.	616
Median	500

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Enterprise Values for the Company of $350 million to $600 million. In selecting this range of Enterprise Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Enterprise Values and adding to it the Company’s forecasted estimated net cash of $95 million as of December 31, 2020, as set forth in the Forecasts, resulted in an implied per share equity value range for the Shares of approximately $11.70 to $17.95, rounded to the nearest $0.05. Centerview then compared this range to the illustrative assumed per Share merger consideration of $23.74 per Share.

Selected Precedent Transactions Analysis

Centerview reviewed and compared certain information relating to the following selected biopharmaceutical transactions that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions. These transactions were selected, among other reasons, because their participants (including early stage biopharmaceutical companies), size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of this analysis, may be considered similar to those of the Company.

However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to rely solely on the quantitative results of the selected transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and each target company as well as the Transactions and the selected transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other publicly available data sources, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction, in each case excluding any contingent payments, which is referred to, with respect to the selected transactions, as “Transaction Value.”

The selected transactions considered in this analysis are summarized below (dollars in millions):

Date Announced	Target	Acquiror	Transaction Value ($) in millions
10/26/20	Asklepios BioPharmaceutical, Inc.	Bayer AG	2,000
10/16/19	Achillion Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.	735
05/08/19	Therachon Holdings AG	Pfizer Inc.	340
05/06/19	Abide Therapeutics, Inc.	H. Lundbeck A/S	250
02/27/19	Myonexus Therapeutics, Inc.	Sarepta Therapeutics, Inc.	165
09/26/18	Syntimmune, Inc.	Alexion Pharmaceuticals, Inc.	400
11/30/17	Mitobridge, Inc.	Astellas Pharma Inc.	225
08/01/16	Bamboo Therapeutics, Inc.	Pfizer Inc.	192
Median			295

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Transaction Values of $400 million to $750 million for the Company. In selecting this range of Transaction Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the target companies included in the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Transaction Values and adding to it the Company’s forecasted estimated net cash of $95 million as of December 31, 2020, as set forth in the Forecasts, resulted in an implied per share equity value range for the Shares of approximately $12.95 to $21.65, rounded to the nearest $0.05. Centerview then compared this range to the illustrative assumed per Share merger consideration of $23.74 per Share.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Forecasts, which reflect different assumptions and future financing needs of the Company. See “Certain Company Management Forecasts”. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2020 using discount rates ranging from 12.5% to 14.5% (based on Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on January 1, 2021 and ending on December 31, 2040, as set forth in the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that (as directed by Company management) the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2040 at a rate of free cash flow decline of 20% year over year, (iii) tax savings from usage of the Company’s federal net operating losses of $109 million as of December 31, 2020 and future losses, as set forth in the Forecasts and (b) adding to the foregoing results the Company’s estimated net cash of $95 million as of December 31, 2020, plus an assumed equity raise of $100 million in 2021 as set forth in the Forecasts, and the present value of the estimated costs of a $400 million equity raise in 2022, a $350 million equity raise in 2024, and a $300 million equity raise in 2025, as set forth in the Forecasts. See “Certain Company Management Forecasts.” Centerview divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding Company Stock Options) as of December 14, 2020, taking into account the expected dilution associated with the assumed equity raise of $100 million in 2021, as set forth in the Forecasts, resulting in a range of implied equity values per Share of $20.25 to $26.25, rounded to the nearest $0.05. Centerview then compared this range to the illustrative assumed per Share merger consideration of $23.74 per Share.

Other Factors

Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended December 11, 2020 (the second to last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for the Company during such period of approximately $9.33 to $18.98 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company ranging from $20.00 to $26.00 per Share.

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded biopharmaceutical companies for which premium data were available, including the transactions set forth above in “—Opinion of the Financial Advisor to the Company Board—Summary of Centerview Financial Analysis—Selected Precedent Transaction Analysis.” The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 65% to 95% to the Company’s closing stock price on December 11, 2020 (the second to last trading day before the public announcement of the Transactions), of $11.69, which resulted in an implied price range of approximately $19.30 to $22.80 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the Offer Price and the Merger Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The Offer Price and the Merger Consideration was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview has not been engaged to provide financial advisory or other services to the Company, and Centerview has not received any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview has not been engaged to provide financial advisory or other services to Parent or Purchaser, and Centerview has not received any compensation from Parent or Purchaser during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive consideration. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Company Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s role in several high-profile biotechnology transactions and its reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $18.6 million, $1 million of which was payable upon the rendering of Centerview’s opinion and approximately $17.6 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company Board retained Centerview to act as its financial advisors in connection with the Offer and, in connection with such engagement, Centerview provided its opinion described in Item 4 under the heading “The Solicitation or Recommendation—Opinions of the Financial Advisors to the Company Board,” which is filed as Annex A to this Schedule 14D-9, and incorporated herein by reference. The Company Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s role in several high-profile biotechnology transactions and its reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $18.6 million, $1 million of which was payable upon the rendering of Centerview’s opinion and approximately $17.6 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, executive officers or affiliates or subsidiaries of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a) Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers (“NEOs”) that is based on or otherwise relates to the Offer, assuming that the Offer and the Merger were consummated on January 31, 2021 and that the NEO’s employment was terminated by the Company without cause or the NEO resigned for good reason on the same day. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by the NEOs may materially differ from the amounts set forth below. The calculation in this table below does not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of our salaried employees.

Name	Cash ($)(1)	Unvested Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Asa Abeliovich, M.D., Ph.D.	1,174,125	19,856,351	36,000	21,066,476
Yong Dai, Ph.D.	517,050	2,418,454	24,000	2,959,504
Jeffrey Sevigny, M.D.	651,389	3,948,008	24,000	4,623,397

(1)

The amounts reported in this column represent cash severance amounts payable to the NEO pursuant to each NEO’s employment agreement, as described above in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and

Affiliates of the Company—Employment Agreements.” Cash severance is comprised of (i) in the case of Dr. Abeliovich, an amount equal to 18 months of his base salary as in effect on the date his employment terminates ($757,500) and, in the case of Drs. Dai and Sevigny, an amount equal to 12 months of his base salary as in effect on the date his employment terminates ($383,000 and $482,510, respectively) and (ii) in the case of Dr. Abeliovich, 150% of his target bonus for the year his employment terminates ($416,625) and in the case of Drs. Dai and Sevigny, 100% of his target bonus for the year his employment terminates ($134,050 and $164,395, respectively). Dr. Sevigny’s base salary and target bonus are denominated in Swiss Francs, and the value above reflects the current exchange rate of 1.13 USD to 1 CHF. The bonus amounts included represent the 2020 target bonus amounts for each NEO (multiplied by 1.5 in the case of Dr. Abeliovich). These amounts are “double trigger” payments.

(2)

The amounts reported in this column include the aggregate dollar value of the unvested Company Stock Options and unvested Company Restricted Stock held by the NEOs as of January 31, 2021, all of which will be cancelled at the Effective Time and converted into a right to receive cash consideration as described above in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements— Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Treatment of Shares, Company Stock Options and Company Restricted Stock In Connection with the Offer and Merger.” The value of the unvested Company Stock Options is the excess of the Offer Price of $22.50 per Share over the applicable exercise price of the Company Stock Option, multiplied by the number of Shares issuable upon exercise of such unvested Company Stock Options. The value of Company Restricted Stock is the Offer Price of $22.50 per Share multiplied by the number of Shares of Company Restricted Stock outstanding. For more information, see the table below. These amounts are “single trigger” payments. No amounts in respect of CVRs have been included in the table. See “Item 8(b) Contingent Value Rights Agreement.”

Name	Value of Unvested Company Stock Options ($)	Value of Unvested Shares of Company Restricted Stock ($)
Asa Abeliovich, M.D., Ph.D.	12,148,402.44	7,707,948.24
Yong Dai, Ph.D.	2,418,453.50	0
Jeffrey Sevigny, M.D.	3,948,008.15	0

(3)

The amounts reported in this column represent the additional benefits payable to the NEO pursuant to each NEO’s employment agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Employment Agreements.” These amounts represent estimates of Company-paid medical and dental coverage (for 18 months in the case of Dr. Abeliovich ($36,000) and 12 months in the case of Dr. Dai and Sevigny ($24,000)). These amounts are “double trigger” payments.

(b) Contingent Value Rights Agreement

At the Offer Acceptance Time, a rights agent mutually agreeable to Parent and the Company will enter into a CVR Agreement governing the terms of the CVRs. Each holder of Shares shall be entitled to one CVR for each Share outstanding (i) that the Purchaser accepts for payment from such holder pursuant to the Offer or (ii) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Offer Price pursuant to the Merger Agreement. Each holder of Company Stock Options will be entitled to one CVR for each Share subject to such Company Stock Options that is outstanding immediately prior to the Effective Time, and that has an exercise price per Share that is less than the Closing Amount, whether or not vested. Each holder of Company Restricted Stock that is outstanding immediately prior to the Effective Time will be entitled to one CVR for each Share of Company Restricted Stock. The CVRs are not transferable, will not be certificated or evidenced by any instrument and will not be registered or listed for trading.

A holder of a CVR will be entitled to a milestone cash payment if marketing authorization is received by Parent or any of its affiliates in any specified jurisdiction in respect of any specified product. A holder of a CVR will be entitled to receive a cash payment of up to $4.00, without interest and less any applicable tax withholding. The

Milestone Payment is payable (subject to certain terms and conditions) upon the receipt by Parent or any of its affiliates, licensees or rights transferees prior to December 1, 2028, of all regulatory approvals required to initiate the marketing and sale of any of the Company’s gene therapy product being researched or developed by the Company as of the Closing pursuant to the programs known by the Company as of immediately prior to the Closing as PR001, PR004, PR006, PR005, PR008, PR009, PR010, PR011, PR012 or PR014, including any form or formulation, and improvement or enhancement to such product, in any of the United States, United Kingdom, Germany, France, Spain, Italy or Japan. If the Milestone is achieved on or prior to December 31, 2024, the Milestone Payment will be $4.00. If the Milestone is achieved from and after January 1, 2025, the Milestone Payment will be reduced by 1/48th per month (or approximately 8.3 cents per month) until December 1, 2028 (at which point the CVR will expire, and no amount will be payable thereunder).

It is possible that the Milestone described above will not be achieved, in which case a holder of a CVR will receive only the Closing Amount for any Shares such holder tenders in the Offer and no payment with respect to such holder’s CVRs. It is not possible to predict whether a payment will become payable with respect to the CVRs. The CVR Agreement requires Parent to undertake “Commercially Reasonable Efforts” (as defined in the CVR Agreement) to achieve the Milestone, but there can be no assurance that the Milestone will be achieved or that the payment described above will be made.

The foregoing summary and description of the CVR Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the CVR Agreement, the form of which is filed as Exhibit (e)(5), and which are each incorporated herein by reference.

(c) Appraisal Rights.

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Parent accepts properly tendered Shares for purchase (the “Acceptance Time”) and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price).

The following is a summary of the appraisal rights of stockholders under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached as Annex C to this Schedule 14D-9. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THE COMPANY BOARD HAS FIXED DECEMBER 21, 2020 AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the Expiration Time, and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is on or about December 22, 2020), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of shares of common stock held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such stockholders within 120 days after the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the closing of the Merger (as required by Section 262(d)(2) of the DGCL), Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time of the Merger to all of the Company’s stockholders who delivered a written demand to the Company (in accordance with the first bullet above). However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the Effective Time of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Prevail Therapeutics Inc., Attention: Secretary, 430 East 29th Street, Suite 1520, New York, New York 10016. The written demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders who demanded an appraisal for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. Because immediately before the Merger the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Determination of Fair Value

After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys” fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

From and after the Effective Time, any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder is entitled to receive the Merger Consideration. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex C to this Schedule 14D-9. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(d) Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the transactions contemplated by the Merger Agreement, the Company and the Company Board will use reasonable best efforts to grant such approvals and take such actions as are necessary, at Parent’s request, so that the Offer and the Merger may be consummated on the terms contemplated by the Merger Agreement. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

(e) Regulatory Approvals.

Under the provisions of the HSR Act, and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 30-day waiting period after the date of filing by Parent and the Company of their respective Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted.

Parent and the Company filed their respective Premerger Notification and Report Forms on December 18, 2020 with the FTC and the Antitrust Division relating to the proposed acquisition of the Company.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

(f) Merger without a Vote.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(g) Certain Company Management Forecasts.

Important Information Concerning the Company Management Forecasts

The Company, which does not yet have any marketed products, does not publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods.

In connection with its evaluation of the Transactions, the Company’s management prepared unaudited non-public prospective financial projections for the Company on a stand-alone basis, without giving effect to the Transactions. These prospective financial projections were prepared and updated by the Company’s management, and reviewed and discussed with the Company Board, during November and December 2020. The Company Board used these prospective financial projections to assist in its decision-making process in determining to approve and adopt the Merger Agreement and to recommend the Offer and were used by Centerview in its opinion described in Item 4 under the heading “The Solicitation or Recommendation—Opinion of the Financial Advisor to the Company Board,” which is filed as Annex A to this Schedule 14D-9 and incorporated herein by reference. We refer to the information in this section generally as the “Forecasts.”

The Forecasts were prepared by the Company’s management based on assumptions they believed to be reasonably achievable. The Forecasts reflect numerous assumptions including (i) the probability and timing of success and regulatory approval, commercial launch success, market size, market share, competition, pricing and reimbursement for each of the Company’s product candidates, including PR001 in neuronopathic Gaucher Disease and Parkinson’s Disease with GBA1 mutations and PR006 in frontotemporal dementia with GRN mutations; (ii) research and development expenses, sales, general and administrative expenses and other operating expenses; and (iii) other relevant factors relating to the Company’s strategic plan, as well as how certain of these assumptions may change over time. The probability of success attributed to all indications for each product candidate in the Forecasts and the corresponding anticipated product candidate launch timelines are based on management assumptions, as well as typical success rates and product candidate launch timelines for similar programs for product candidates at similar stages of clinical development and other considerations. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by Company management.

The Forecasts are summarized below:

	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
($ in millions)
Total Net Revenue	—	—	—	—	$8	$40	$256	$713	$1,128	$1,364	$1,400	$1,354	$1,275	$1,150	$1,048	$1,060	$1,073	$929	$804	$703
Gross Profit	—	($0)	($0)	—	$7	$37	$234	$647	$1,021	$1,232	$1,265	$1,251	$1,198	$1,085	$994	$1,007	$1,024	$887	$768	$672
Total Research & Development Expense	($83)	($88)	($89)	($87)	($90)	($81)	($75)	($60)	($59)	($58)	($56)	($46)	($50)	($54)	($58)	($63)	($64)	($58)	($52)	($48)
Total Sales & Marketing Expense	—	—	—	($3)	($27)	($58)	($101)	($142)	($223)	($255)	($252)	($241)	($233)	($216)	($194)	($158)	($162)	($146)	($132)	($121)
Total General & Administrative Expense	($22)	($25)	($26)	($28)	($33)	($40)	($51)	($61)	($63)	($64)	($66)	($71)	($76)	($81)	($86)	($91)	($93)	($83)	($74)	($66)
Earnings Before Interest and Taxes (“EBIT”)	($105)	($113)	($115)	($117)	($142)	($141)	$6	$384	$676	$855	$891	$893	$840	$734	$656	$695	$705	$601	$509	$436

In addition, at the direction of Company management, Centerview calculated, from the Forecasts, which were approved for use by the Company Board, and based on information and assumptions provided by Company management, unlevered free cash flow as set forth below, reviewed and approved by Company management for use by Centerview in connection with its financial analyses and opinion.

	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
($ in millions)
Earnings Before Interest and Taxes (“EBIT”)	($105)	($113)	($115)	($117)	($142)	($141)	$6	$384	$676	$855	$891	$893	$840	$734	$656	$695	$705	$601	$509	$436
Less: Unlevered Tax Expense(1)	—	—	—	—	—	—	(1)	(81)	(142)	(180)	(187)	(188)	(176)	(154)	(138)	(146)	(148)	(126)	(107)	(92)
Less: Capital Expenditures	(1)	(1)	(1)	(1)	(1)	(1)	(4)	(11)	(17)	(20)	(21)	(20)	(19)	(17)	(16)	(16)	(16)	(14)	(12)	(11)
Plus: Depreciation & Amortization	1	1	1	1	1	1	4	11	17	20	21	20	19	17	16	16	16	14	12	11
Less: Change in Net Working Capital	—	—	—	—	(1)	(3)	(22)	(46)	(41)	(24)	(4)	5	8	13	10	(1)	(1)	14	13	10
Unlevered Free Cash Flow(2)	($106)	($113)	($115)	($117)	($143)	($144)	($17)	$257	$493	$652	$700	$710	$671	$593	$529	$548	$555	$489	$415	$355

(1)	Assumes tax rate of 21% and excludes impact of net operating losses.
(2)

“Unlevered Free Cash Flow” is EBIT less tax expense, less capital expenditures, plus depreciation and amortization, less changes in net working capital. Non-cash compensation based expense was treated as a cash expense.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial Forecasts that were made available to the Company Board and/or Centerview and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Forecasts are forward-looking statements. All of the Forecasts summarized in this section were prepared by the Company’s management.

The Forecasts contains non-GAAP financial measures including EBIT and Unlevered Free Cash Flow. The Company’s management included such measures in the Forecasts because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company and the Surviving Corporation in the Merger. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Due to the forward looking nature of these Forecasts, specific quantification of the amounts that would be required to reconcile such Forecasts to GAAP measures are not available and the Company’s management believes that it is not feasible to provide accurate forecasted non-GAAP reconciliations. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP Unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The Ernst & Young LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

By including the Forecasts in this Schedule 14D-9, neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any security holder regarding the information included in the Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

The Company’s actual future financial results may differ materially from those expressed or implied in the Forecasts due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the Forecasts necessarily are based on numerous assumptions, many of which are beyond the control of the Company and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business, including with respect to future business initiatives and changes to the Company’s business model for which the Company have no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, the effect of global economic conditions, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s SEC filings, including the Company’s annual report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, and described under the section below entitled “Forward-Looking Statements”. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Forecasts were developed for the Company on a standalone basis without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

(h) Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the three months ended March 31, 2020, June 30, 2020 and September 30, 2020, each of which has been filed with the SEC.

(i) Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 includes forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the Company and members of its senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the business combination, similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the Company’s business; the commercial success of the Company’s products; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the Transactions; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of the transaction (or the announcement thereof) on relationships with associates, customers, other business partners or governmental entities; transaction costs; the risk that the Transactions will divert management’s attention from the Company’s ongoing business operations; changes in the Company’s businesses during the period between now and the closing; risks associated with litigation; and other risks and uncertainties detailed from time to time in documents filed with the SEC by the Company, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. All forward-looking statements are based on information currently available to the Company.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 22, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of Purchaser filed by Parent with the Securities and Exchange Commission on December 22, 2020 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on December 22, 2020 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Joint Press Release, dated December 15, 2020 (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K filed by the Company on December 15, 2020 (File No. 001-38939)).

(a)(5)(B)	Fairness Opinion, dated December 14, 2020, of Centerview (attached to this Schedule 14D-9 as Annex A).

(e)(1)	Agreement and Plan of Merger, dated as of December 14, 2020, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, as amended, filed by the Company on December 15, 2020 (File No. 001-38939)).

(e)(2)	Tender and Support Agreement, dated as of December 14, 2020, by and among Parent, Purchaser and OrbiMed Private Investments VI, L.P. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Company on December 15, 2020 (File No. 001-38939)).

Exhibit No.	Description

(e)(3)	Tender and Support Agreement, dated as of December 14, 2020, by and among Parent, Purchaser, Pontifax (Cayman) V L.P., Pontifax (China) V L.P., Pontifax (Israel) V L.P. and Pontifax Late Stage Fund L.P. (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Company on December 15, 2020) (File No. 001-38939).

(e)(4)	Tender and Support Agreement, dated as of December 14, 2020, by and among Parent, Purchaser and Asa Abeliovich, M.D., Ph.D. (incorporated by reference to Exhibit 2.4 of the Current Report on Form 8-K filed by the Company on December 15, 2020) (File No. 001-38939).

(e)(5)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 2.5 of the Current Report on Form 8-K filed by the Company on December 15, 2020) (File No. 001-38939).

(e)(6)	Amended and Restated Mutual Confidentiality Agreement, dated as of October 1, 2020, by and between the Company and Parent (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(7)	Fourth Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Company on June 25, 2019 (File No. 001-38939)).

(e)(8)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by the Company on June 25, 2019 (File No. 001-38939)).

(e)(9)	Form of Indemnity Agreement between the Company and each of its executive officers and directors (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form S-1 (Registration No. 333-231754) initially filed by the Company on May 24, 2019).

(e)(10)	2017 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form S-1 initially filed by the Company on May 24, 2019 (Registration No. 333-231754)).

(e)(11)	2019 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-1 filed by the Company on June 10, 2019 (Registration No. 333-231754)).

(e)(12)	2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form S-1 filed by the Company on June 10, 2019 (Registration No. 333-231754)).

(e)(13)	Form of Amended and Restated Employment Agreement, between the Company and Asa Abeliovich, M.D., Ph.D. (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form S-1 filed by the Company on June 10, 2019 (Registration No. 333-231754)).

(e)(14)	Form of Amended and Restated Employment Agreement, between the Company and Jeffrey Sevigny, M.D. (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form S-1 filed by the Company on June 10, 2019 (Registration No. 333-231754)).

(e)(15)	Form of Amended and Restated Employment Agreement, between the Company and Yong Dai, Ph.D. (incorporated by reference to Exhibit 10.8 of the Annual Report on Form 10-K filed by the Company on March 26, 2020 (File No. 001-38939)).

(e)(16)	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.10 of the Form 10-K filed by the Company on March 26, 2020 (File No. 001-38939)).

Annex A—Fairness Opinion, dated December  14, 2020, of Centerview Partners LLC to the Company Board

Annex B—Section 262 of the Delaware General Corporation Law

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2020	Prevail Therapeutics Inc.

	By:	/s/ ASA ABELIOVICH
Name: Asa Abeliovich Title: President & Chief Executive Officer

Annex A

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

December 14, 2020

The Board of Directors

Prevail Therapeutics Inc.

430 East 29th Street, Suite 1520

New York, NY 10016

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Prevail Therapeutics Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of December 14, 2020 (the “Agreement”), among Eli Lilly and Company, an Indiana corporation (“Parent”), Tyto Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) in exchange for consideration consisting of (a) an amount in cash equal to $22.50 per Share, net to the seller in cash without interest (the “Closing Amount”) and (b) one contractual contingent value right (a “CVR”) representing the right to receive the Milestone Payment (as such term is defined in the Contingent Value Rights Agreement in the form attached to the Agreement (the “CVR Agreement”)), if any, at the time provided for in the CVR Agreement (the Closing Amount, taken together (and not separately) with one CVR, the “Consideration”), for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement and the CVR Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares that are held in the treasury of the Company or owned by the Company and Shares owned by Parent, Purchaser or any direct or indirect subsidiary of Parent or Purchaser, (ii) Company Restricted Stock (as defined in the Agreement) and (iii) Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our

The Board of Directors

Prevail Therapeutics Inc.

December 14, 2020

current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Purchaser, and we have not received any compensation from Parent or Purchaser during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated December 14, 2020 and a form of CVR Agreement attached thereto (collectively, the “Draft Agreements”); (ii) Annual Report on Form 10-K of the Company for the year ended December 31, 2019; (iii) the Registration Statement on Form S-1 of the Company (as amended); (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its stockholders; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and the final executed CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair

The Board of Directors

Prevail Therapeutics Inc.

December 14, 2020

value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

Annex B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated

therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.